EX. 99.28(a)(1)(ii)

Amendment No. 1

to the Amended and Restated Declaration of Trust

of

Jackson Variable Series Trust
(f/k/a Curian Variable Series Trust)

The Amended and Restated Declaration of Trust of Jackson Variable Series Trust (the "Trust"), dated April 27, 2015, is amended this 25th day of September 2017, as follows:

1. Section 5.13 shall be added to Article V to read as follows:

SECTION 5.13 DERIVATIVE CLAIMS.  No Shareholder shall have the right to bring or maintain any court action, proceeding or claim on behalf of the Trust or any Series without first making demand on the Trustees requesting the Trustees to bring or maintain such action, proceeding or claim. Such demand shall be excused only when the plaintiff makes a specific showing that irreparable injury to the Trust or series would otherwise result. Such demand shall be mailed to the Secretary of the Trust at the Trust's principal office and shall set forth in reasonable detail the nature of the proposed court action, proceeding or claim and the essential facts relied upon by the Shareholder to support the allegations made in the demand. The Trustees shall consider such demand within 45 days of its receipt by the Trust. In their sole discretion, the Trustees may submit the matter to a vote of Shareholders of the Trust or Series, as appropriate. Any decision by the Trustees to bring, maintain or settle (or not to bring, maintain or settle) such court action, proceeding or claim, or to submit the matter to a vote of Shareholders, shall be made by the Trustees in their business judgment and shall be binding upon the Shareholders. Any decision by the Trustees to bring or maintain a court action, proceeding or suit on behalf of the Trust or a series shall be subject to the rights of the Shareholders under Article V, Section 5.9 hereof to vote on whether or not such court action, proceeding or suit should or should not be brought or maintained.

IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 25th day of September, 2017.

Name and Location of Trust:	Jackson Variable Series Trust 1 Corporate Way Lansing, Michigan 48951
The name and address of the Trustee:	/s/ David W. Agostine
David W. Agostine Chairman of the Board of the Jackson Variable Series Trust 1 Corporate Way Lansing, Michigan 48951

Registered Agent:	Corporation Service Company 84 State Street, 6th Floor Boston, Massachusetts 02109-2230